Exhibit 99.1

Launch of Consent Solicitation

£400,000,000 4.750% Senior Notes due 2027

(Common Code Nos. 162884964/162884824; ISIN Nos. XS1628849645/XS1628848241)

(the "Notes")

Luxembourg (October 23, 2020) Ardagh Group has today launched a consent solicitation (the "Consent Solicitation") for consents (the "Consents") from holders of the Notes (the "Holders") to approve certain amendments (the "Proposed Amendments") to the indenture relating to the Notes (as amended or supplemented from time to time, the "Indenture"). The Proposed Amendments to the Indenture are to conform covenants, definitions and other terms in the Indenture with those contained in the indentures governing the existing debt securities of Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (the "Issuers"), and in doing so would result in a uniform set of covenants which will enable the Ardagh Group to more efficiently monitor covenant compliance.

The consideration payable under the consent solicitation is 1% of the aggregate principal amount of Notes held by a Holder and in respect of which valid consents have been delivered prior to the Consent Deadline (as defined below). In addition, as consideration, the Proposed Amendments include an extension of the optional redemption dates in respect of the Notes by one year.

Adoption of the Proposed Amendments requires the Consents of the Holders of not less than a majority in principal amount of the Notes then outstanding under the Indenture (such consents, the "Required Consents"). Consents delivered at or prior to the Consent Deadline (as defined below) may be validly revoked at any time prior to the Effective Time (as defined below), but not thereafter. Assuming the Issuers receive the Required Consents, each present and future Holder will be bound by the Proposed Amendments once they become operative, whether or not such Holder delivered a Consent.

The Issuers anticipate that, after receipt of the Required Consents at or prior to the Consent Deadline (as defined below), they will give notice to Citibank, N.A., London Branch, as trustee (the "Trustee"), certifying that the Required Consents have been received and amongst others, the Issuers and the Trustee will execute a supplemental indenture to the Indenture at a convenient time as soon as practicable thereafter (the "Effective Time"). Holders should note that the Effective Time may fall prior to the Consent Deadline.

The Consent Solicitation will expire at 4:00 pm London time, on November 5, 2020 (such date and time, as the Issuers may extend from time to time in its sole discretion) (the "Consent Deadline").

If the Required Consents are received and all other conditions of the Consent Solicitation have been satisfied or waived, the consent payment will be made as soon as practicable and no later than 3 business days after the Consent Deadline.

Exhibit 99.1

The Consent Solicitation is being made solely on the terms and subject to the conditions set forth in the Issuers' consent solicitation statement, dated as of October 23, 2020 (the "Consent Solicitation Statement").  The Issuers may, in their sole discretion, terminate, extend or amend the Consent Solicitation at any time as described in the Consent Solicitation Statement.

Copies of the Consent Solicitation Statement may be obtained from Lucid Issuer Services Limited, the information and tabulation agent in connection with the Consent Solicitation, at ardagh@lucid-is.com (Attn: Paul Kamminga) or at +44 207 704 0880.  Holders of the Notes are urged to review the Consent Solicitation Statement for the detailed terms of the Consent Solicitation and the procedures for consenting to the Proposed Amendments. Any persons with questions regarding the Consent Solicitation should contact the solicitation agent, Citigroup Global Markets Limited (Attn: Liability Management Group) at liabilitymanagement.europe@citi.com or +44 20 7986 8969.

This release is for information purposes only and is not an offer to purchase, or a solicitation of an offer to purchase, any of the 4.750% Senior Notes due 2027.

About Ardagh Group

Ardagh Group is a global supplier of infinitely recyclable metal and glass packaging for the world’s leading brands. Ardagh operates 56 metal and glass production facilities in 12 countries, employing more than 16,000 people and has sales of approximately $7bn.

MediaPat Walsh, Murray Consultantspwalsh@murraygroup.ie

+1 646 776 5918 / +353 87 2269345

Investors john.sheehan@ardaghgroup.com

Forward Looking Statements

This press release contains “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act of 1934, as amended.  Actual results may differ materially from those reflected in the forward-looking statements.  We undertake no obligation to update any forward-looking statement or other information contained in this press release to reflect events or circumstances occurring after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Under no circumstances shall the Consent Solicitation Statement constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for the Notes in any jurisdiction. The consent solicitation shall not be considered an "offer of securities to the public," or give rise to or require a prospectus in a European Economic Area member state or in the United Kingdom pursuant to Regulation (EU) 2017/1129 (as amended or superseded).

The documentation detailing the investment or investment activity to which this press release relates has not been approved by an authorized person in the United Kingdom and is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial

Exhibit 99.1

Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) are persons falling within Articles 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity within the meaning of Section 21 of the UK Financial Services and Markets Act 2000 in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The documentation detailing the investment or investment activity is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.

The making of the Consent Solicitation may be restricted by laws and regulations in some jurisdictions. Persons into whose possession the Consent Solicitation Statement comes must inform themselves about and observe these restrictions.

This release and the information contained herein are for information purposes only and do not constitute a prospectus or an offer to sell, or a solicitation of an offer to buy or subscribe for, any securities in the United States of America or in any other jurisdiction.

This release contains information that prior to its disclosure may have constituted inside information under Article 7 of Regulation (EU) No 596/2014.

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For further information, please contact:

The Solicitation Agent:

Citigroup Global Markets Limited

Tel: London: +44 20 7986 8969, U.S.: Toll-Free: +1 800 558 3745, U.S.: +1 212 723 6106

Email: liabilitymanagement.europe@citi.com

Attn: Liability Management Group

The Information and Tabulation Agent:

Lucid Issuer Services Limited

Tel: +44 207 704 0880

Email: ardagh@lucid is.com

Attn: Paul Kamminga